May 20, 2020

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Laura Crotty

RE:	Kitov Pharma Ltd. Registration Statement on Form F-3 Filed May 13, 2020 Request for Acceleration

File No. 333-238229

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Kitov Pharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 3:00 p.m., Eastern Time on May 20, 2020, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Kitov Pharma Ltd.

By:	/s/ Isaac Israel
Isaac Israel Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP
So Yung Kang, Esq., Haynes and Boone, LLP